CAREFUSION CORPORATION

3750 TORREY VIEW COURT

SAN DIEGO, CALIFORNIA 92130

August 10, 2009

VIA EDGAR FACSIMILE

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Registration Statement on Form S-1 of

CareFusion Corporation (File No. 333-160766)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), CareFusion Corporation (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-160766) (the “Registration Statement”) be accelerated so that it may become effective at 5:00 p.m. on August 10, 2009, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Rod Miller at (212) 310-8716 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

CareFusion Corporation

By:	/s/ Nathaniel B. Sisitsky
Nathaniel B. Sisitsky
Vice President and Associate General Counsel, Corporate Governance & Securities